SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Date of Report: February 8, 2007

Scopus Video Networks Ltd.
(Translation of registrant’s name into English)

10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection withRule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of Scopus’ press release, dated February 8, 2007, announcing fourth quarter and full year 2006 results.

The press release contains non-GAAP financial measures. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to regulations promulgated by the Securities and Exchange Commission, the Company has provided reconciliations within the press release of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

The pro-forma results provided in the press release exclude the cost of options. Due to recent changes in US GAAP regulations, in accordance with FAS123R guidelines, from the first quarter of 2006 and onwards, we have been implementing and recording options expenses as part of our P&L, management believes that the presentation of the pro forma information provides investors with a better understanding of Scopus’ financial results going forward and assists investors in comparing Scopus’ historical, current and future expected results.

This Form 6-K is hereby incorporated by reference into Scopus Video Networks Ltd.‘s, Registration Statement on Form S-8 (Registration No. 333-133995).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) By: /s/ Yaron Simler —————————————— Yaron Simler Chief Executive Officer

By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg Chief Financial Officer

Date: February 8, 2007

SCOPUS ANNOUNCES FOURTH QUARTER AND FULL YEAR 2006 RESULTS

Strongest Annual Revenue in Company History

TEL – AVIV, February 8, 2007 Scopus Video Networks Ltd. (NASDAQ: SCOP), a provider of digital video networking products, today announced its results for the fourth quarter and full year ending December 31, 2006

Fourth Quarter Results
Revenue for the fourth quarter of 2006 was $12.1 million, up 6.2% sequentially from $11.4 million in the third quarter of 2006 and up 1.5% compared to the fourth quarter of 2005. The breakdown of revenue by region was 44% in EMEA, 33% in Asia and Pacific Rim and 23% in the Americas.

Gross profit in the fourth quarter of 2006 was $6.0 million compared with $5.2 million in the third quarter 2006, and $6.4 million in the fourth quarter 2005. Gross profit as a percentage of revenues was 50% compared with 46% in the third quarter of 2006, and 54% in the fourth quarter of 2005.

Pro-forma net loss for the fourth quarter of 2006, which excludes expenses related to stock based compensation as defined under FAS123R was $417 thousand, or $0.03 per share, compared to a net loss of $875 thousand, or $0.07 per share, in the third quarter of 2006, and a net profit of $322 thousand, in the fourth quarter of 2005.

Net loss on a GAAP basis for the fourth quarter of 2006 was $780 thousand, or $0.06 per share, compared with $1,423 thousand, or $0.11 per share, in the third quarter of 2006 and a net profit of $267 thousand, in the fourth quarter of last year.

Full Year 2006 Results
Revenue for the full year of 2006 was $47.3 million, a 5.5% increase from $44.8 million in 2005. Gross profit for the year was $23.0 million compared with $22.2 million last year. Gross profit, as a percentage of revenues, for the full year was 49% compared with 50% last year. Pro-forma net loss for the year was $1.9 million or $0.14 per share compared with $3.7 million in 2005. Net loss on a GAAP basis for the full year of 2006 was $3.8 million, or $0.29 per share, compared with $3.9 million for 2005.

The Company ended the fourth quarter and full year with cash and equivalents of $30.0 million, compared with $30.7 million on September 30, 2006.

“I am pleased with our fourth quarter results, especially given the fact that they were driven by sales to customers seeking a full system solution,” commented Dr. Yaron Simler, CEO of Scopus. “One of our strongest competitive edges is our ability to offer a cost effective, full end-to-end system solution. Our systems’ focus will continue into 2007, which we believe will enable us to penetrate higher-tier customers that were out of reach previously.”

Concluded Dr. Simler, “We believe that there are many reasons to be optimistic with respect to our prospects for the year. Our advanced products and technology, as well as our unique full system solution, position us well to benefit from the global trend of migration to digital video and the increased competition among the service providers.”

Conference Call Details
The Company will also be hosting a conference call later today at 1:00pm EST. On the call, management will review and discuss the results, and will be available to answer investor questions. To participate, please call one of the following teleconferencing numbers:

US Dial-in Number: +1-888-668-9141
UK Dial-in Number: 0-800-917-9141
ISRAEL Dial-in Number: 03-918-0609
INTERNATIONAL Dial-in Number: +972-3-918-0609

at:
1:00pm Eastern Time, 10:00am Pacific Time, 6:00pm UK Time, 8:00pm Israel Time.

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Scopus’s website, at: www.scopus.net.

About Scopus Video Networks
Scopus Video Networks (NASDAQ:SCOP) develops, markets and supports digital video networking products that enable network operators to offer advanced video services to their subscribers. Scopus’ products support digital television, HDTV, live event coverage and content distribution.

Scopus provide a comprehensive digital video networking product offering, including intelligent video gateways, encoders, decoders and network management products. Scopus’ products are designed to allow network operators to increase service revenues, improve customer retention and minimize capital and operating expenses.

Scopus’ customers include satellite, cable and terrestrial operators, broadcasters and telecom service providers. Scopus’ products are used by hundreds of network operators worldwide.

For more information visit: www.scopus.net

Company Contact:	Investor Relations Contact

Moshe Eisenberg	Ehud Helft / Kenny Green
Chief Financial Officer	GK Investor Relations
Tel: +972-3-900 7100	Tel: (US) 1 866 704 6710 / (Israel) 03 607 4717
Moshee@scopus.net	ehud@gkir.com / kenny@gkir.com

SCOPUS VIDEO NETWORKS
CONDENSED CONSOLIDATED BALANCE SHEET
(Dollars in thousands)

	December 31,
	2006	2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$29,950	$33,644
Trade accounts receivable (net of allowance for doubtful
accounts of $428, $878 respectively)	10,268	11,509
Inventories	11,727	8,452
Other receivables and current assets	1,015	1,453

Total current assets	52,960	55,058

Fixed assets, net	2,928	2,399

Deposits in general severance fund	204	172

Other assets	72	105

TOTAL ASSETS	$56,164	$57,734

LIABILITIES AND
SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
Trade accounts payable	$5,738	$5,493
Other payables and current liabilities	7,246	7,871

Total current liabilities	12,984	13,364

Liabilities for vacation and severance pay	1,661	1,624

SHAREHOLDERS' EQUITY:
Ordinary shares	4,322	4,241
Series A Preferred shares	-	-
Series B Preferred shares	-	-
Additional paid-in capital	74,118	72,576
Deferred stock-based compensation	-	(942)
Accumulated deficit	(36,921)	(33,129)

TOTAL SHAREHOLDERS' EQUITY	41,519	42,746

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	$56,164	$57,734

SCOPUS VIDEO NETWORKS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Dollars in thousands, except share and per share data)

	Year ended December 31,		Three month ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5

Revenues	$47,272	$44,791	$12,106	$11,932
Cost of revenues	24,274	22,593	6,102	5,484

Gross profit	22,998	22,198	6,004	6,448
Research and development expenses, net of grants from the OCS	10,240	10,124	2,874	2,510
Sales and marketing expenses	12,602	13,191	3,096	3,223
General and administrative expenses	4,876	3,024	1,080	504

Operating income (loss)	(4,720)	(4,141)	(1,046)	211
Financing income, net	963	346	279	74

Income (loss) before income taxes	(3,757)	(3,795)	(767)	285
Income tax expense	(35)	(55)	(13)	(18)

Net income (loss)	(3,792)	(3,850)	(780)	267

Net income (loss)	(3,792)	(3,850)	(780)	267
Dividend on preferred shares	0	(1,285)	0	(279)

Net income (loss) attributable to ordinary shares	(3,792)	(5,135)	(780)	(12)

Basic and diluted net loss per ordinary share	(0.29)	(1.60)	(0.06)	(0.00)

Weighted average number of ordinary shares outstanding
used in basic and diluted loss per ordinary share
calculation	13,204,500	3,216,786	13,316,847	3,668,885

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha'amal St, Park-Afek, Rosh-Ha'ayin 48092, Israel	3 Independence Way, Princeton, New-Jersey 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007888	Tel: (609) 987-8090, Fax: (609) 987-8095
E-mail: info@scopus.net www.scopus.net	E-mail: info@scopususa.com www.scopususa.com